Exhibit 5.2

+ 1 202 663 6000 (t)
+ 1 202 663 6363 (f)
wilmerhale.com
July 30, 2014

CYREN Ltd.
1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel

Re:           Prospectus Supplement to Registration Statement on Form F-3

Ladies and Gentlemen:

This opinion is furnished to you in connection with (i) a Registration Statement on Form F-3 (File No. 333-196957) (the “Registration Statement”) filed by CYREN Ltd., a public company registered under the Israel Companies Law (the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of, among other things, ordinary shares, par value NIS 0.15 per share (the “Ordinary Shares”) and warrants to purchase Ordinary Shares, all of which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act at an aggregate initial offering price not to exceed $50,000,000, as set forth in the Registration Statement, the prospectus contained therein and any amendments or supplements thereto, and (ii) the prospectus supplement, dated July 24, 2014 (the “Prospectus Supplement”) relating to the issue and sale pursuant to the Registration Statement of up to 4,771,796 Ordinary Shares (the “Shares”), warrants to purchase up to 1,670,128 Ordinary Shares (the “Warrants”) and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares” and, together with the Warrants and the Shares, the “Securities”).

The Shares and the Warrants are to be sold by the Company to selected investors pursuant to subscription agreements (the “Subscription Agreements”) in the form attached as Exhibit A to the placement agent agreement (the “Placement Agent Agreement”) by and between the Company and William Blair & Company, L.L.C., dated July 24, 2014, which has been filed as Exhibit 1.1 to the Company’s Report on Form 6-K, as filed with the Commission on the date hereof.

We are acting as U.S. counsel for the Company in connection with the issue and sale by the Company of the Warrants.  We have examined and relied upon signed copies of the Registration Statement and a copy of the Prospectus Supplement, each as filed with the Commission, including the exhibits thereto.  We have also examined and relied upon the Placement Agent Agreement, the Subscription Agreements, minutes of meetings of the Board of Directors of the Company as provided to us by the Company and such other documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

CYREN Ltd.
July 30, 2014

In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal capacity of all signatories to such documents.

We have relied as to certain matters on information obtained from public officials and officers of the Company, and we have assumed (i) that the Company is, and shall remain, validly existing as a corporation and in good standing under the laws of the State of Israel; and (ii) the accuracy of the opinion letter, dated July 30, 2014, of Yigal Arnon & Co., which is being filed as an exhibit to the Report on Form 6-K as filed with the Commission on the date hereof with respect to the valid existence of the Company, the validity, full payment and non-assessability of the Shares and the Warrant Shares and the due authorization, execution and delivery of the Subscription Agreements and Warrants.

We are expressing no opinion herein as to the application of any federal or state law or regulation to the power, authority or competence of any party to any agreement with respect to any of the Securities other than the Company. We have assumed that such agreements are, or will be, the valid and binding obligations of each party thereto other than the Company, and enforceable against each such other party in accordance with their respective terms.

We have assumed for purposes of our opinion below that no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery or performance by the Company or, if any such authorization, approval, consent, action, notice or filing is required, it will have been duly obtained, taken, given or made and will be in full force and effect. We have also assumed that the execution and delivery by the Company of the Placement Agent Agreement, the Subscription Agreements and the Securities and the performance by the Company of its obligations thereunder do not and will not violate, conflict with or constitute a default under (i) any agreement or instrument to which the Company or any of its properties is subject, (ii) any law, rule or regulation to which the Company or any of its properties is subject or (iii) any judicial or regulatory order or decree of any governmental authority.

Our opinion below is qualified to the extent that it may be subject to or affected by (i) applicable bankruptcy, insolvency, reorganization, moratorium, usury, fraudulent conveyance or similar laws relating to or affecting the rights or remedies of creditors generally and (ii) general equitable principles.  We express no opinion herein as to the laws of any state or jurisdiction other than the state laws of the State of New York. We also express no opinion herein with respect to compliance by the Company with the securities or “blue sky” laws of any state or other jurisdiction of the United States or of any foreign jurisdiction. In addition, we express no opinion and make no statement herein with respect to the antifraud laws of any jurisdiction.

CYREN Ltd.
July 30, 2014

Based upon and subject to the foregoing, we are of the opinion that, when (i) the Warrants have been duly executed and countersigned in accordance with the applicable Subscription Agreement and issued and delivered in accordance with the applicable Subscription Agreement against payment therefor, and (ii) the Company has received the consideration provided for in the applicable Subscription Agreement, such Warrants will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

We hereby consent to the filing of this opinion with the Commission in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act as an exhibit to the Report on Form 6-K to be filed by the Company in connection with the issuance and sale of the Securities and to the use of our name therein and in the related Prospectus Supplement under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

WILMER CUTLER PICKERING
HALE AND DORR LLP

By:     /s/ Erika L. Robinson
           Erika L. Robinson, a Partner